1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 13, 2018	By	/s/ Lora Ho
Lora Ho

Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$8 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 13, 2018 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$8 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) in the morning of June 5, 2018.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2017 Business Report and Financial Statements. Consolidated revenue totaled NT$977.45 billion and net income was NT$343.11 billion, with diluted earnings per share of NT$13.23.

2.	Proposed the distribution of a cash dividend of NT$8 per common share and submitted the proposal for approval by the 2018 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing bonus totaling approximately NT$46,038.16 million. This includes cash bonus of NT$23,019.08 million distributed following each quarter of 2017 and profit sharing bonus of NT$23,019.08 million to be distributed in July 2018.

3.	Approved capital appropriation of approximately US$2,834 million for purposes including: 1) Installation, upgrading and expanding advanced technology capacity; 2) Conversion of logic capacity to specialty technology; 3) Second quarter 2018 R&D capital investments and sustaining capital expenditures.

4.	Approved the convening of the 2018 AGM for 9:00 a.m. on June 5, 2018 at TSMC’s Fab 12A headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan), at which shareholders will hold an election for TSMC’s nine-member Board of Directors, including five independent directors.

5.	Approved the following personnel promotions:

•	Promoted Operations Organization’s Senior Fab Director of Fab 12B and TSMC Fellow Dr. T.S. Chang to Vice President

•	Promoted R&D Organization’s Senior Director of N3 Platform Development Division Dr. Michael Wu to Vice President

•	Promoted R&D Organization’s Senior Director of Pathfinding Division Dr. Min Cao to Vice President

6.	In gratitude to Dr. Morris Chang, conferred on Dr. Chang the title of “Founder” beginning June 5, 2018.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com